LG Card joins Shinhan Financial Group as subsidiary

On March 23, 2007, LG Card joined Shinhan Financial Group as a subsidiary. Through tender offer, Shinhan Financial Group acquired 98,517,316 shares, or 78.58% of LG Card. Including the 8,960,005 shares or 7.15% of total LG Card shares currently owned by Shinhan Bank, Shinhan Financial Group now owns a total of 107,477,321 shares or 85.73% of LG Card’s common shares.